Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on Resolutions of the Seventeenth Meeting of the Third Session of the

Board of Supervisors of China Life Insurance Company Limited

The seventeenth meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on April 25, 2012 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated April 13, 2012. All five supervisors of the Company, including Xia Zhihua, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui, attended the Meeting in person. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the First Quarter Report for the Year of 2012

The Supervisory Board believed that: The preparation and review procedures of the First Quarter Report for the Year of 2012 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report for the Year of 2012 was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal on Corporate Governance Report for the Year of 2011

Voting result: 5 for, 0 against, with no abstention

3.	Passed the Proposal on Purchasing of Real Property from China Life International Investment Holding Co., Ltd

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

4.	Passed the Proposal on the Overall Risk Management Report for the Year of 2011

Voting result: 5 for, 0 against, with no abstention

5.	Passed the Proposal on the Report of Working Plan with regard to Internal Control for the Year of 2012

Voting result: 5 for, 0 against, with no abstention

6.	Passed the Proposal on the Self-appraisal Report with regard to Internal Control for the Year of 2011 (The China Insurance Regulatory Commission)

Voting result: 5 for, 0 against, with no abstention

At the Meeting, the Supervisory Board also listened to the Report on the Determination of the Connected Parties to the Company as of December 31, 2011.

Board of Supervisors of China Life Insurance Company Limited

April 25, 2012